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N E W S   R E L E A S E

Talisman Announces Oil Discovery

in the Buchan Field area of the North Sea

CALGARY, Alberta – October 30, 2002 – Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has made an oil discovery in the UK Central North Sea adjacent to the Buchan Field.

The 21/1a-19 well successfully tested the J-1 exploration prospect located some 10 kilometres northeast of the Buchan Field in Block 21/1a. The well discovered a gross oil column of 164 feet, with 82 feet of net hydrocarbon pay, in good quality Upper Jurassic sandstones and flowed at a rate of 6,600 bbls/d of 40o API oil plus 7.7 mmcf/d of natural gas. Test rates were limited by surface equipment.

Two sidetrack wells, with step-outs of one to two kilometres were drilled to appraise the discovery. The 21/1a-19z sidetrack established the northern limits of the field and the 21/1a-19y sidetrack found 172 feet of gross oil column with 141 feet of good quality net pay sandstone in the eastern area of the field. The discovery is estimated to contain 40-70 mmbbls of oil-in-place and will be economic to develop.  There are other related exploration prospects in the Buchan Block, one of which will be drilled in 2003.  Development planning will proceed after assessment of the other prospects.  An evaluation of reprocessed 3-D seismic in the area is currently underway.

Talisman holds an 87.43% interest in the northern area of Block 21/1a containing the discovery. The remaining interests are held by EDC (Europe) Limited, a subsidiary of Noble Energy, Inc., with 7% and First Oil Expro Limited with 5.57%.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

Corporate Communications

Phone:

403-237-1196

E-mail:  tlm@talisman-energy.com

Website:  www.talisman-energy.com

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including expected drilling plans and estimates of oil-in-place.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks). Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

30/02

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~